Snowbridge Securities LLC

**Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
September 30, 2024**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

SEC FILE NUMER
8- 70363

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 AND ENDING 09/30/24
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Snowbridge Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3801 PGA BOULEVARD, SUITE 600
(No. and Street)

PALM BEACH GARDENS	FL	33410
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathy Efrem	(212) 897-1686	kefrem@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Schroeder, Chief Executive Officer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Snowbridge Securities LLC as of September 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Mark Schroeder

_____
Notary

ANTHONY J. CALDERON
MY COMMISSION #HH468771
EXPIRES: NOV 29, 2027
Bonded through 1st State Insurance
NOTARY PUBLIC STATE OF FLORIDA

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Snowbridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowbridge Securities LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Snowbridge Securities LLC's auditor since 2020.

New York, NY

December 26, 2024

Snowbridge Securities LLC

Statement of Financial Condition
September 30, 2024

Assets

Cash	$	149,191
Fees receivable		42,500
Prepaid expenses and other assets		5,940
Total assets	$	197,631

Liabilities and Members' Equity

Liabilities:

Compensation payable	$	21,000
Accounts payable and accrued expenses		6,819
Total liabilities		27,819
Members' equity		169,812
Total liabilities and members' equity	$	197,631

The accompanying notes are an integral part of this financial statement.

Snowbridge Securities LLC

Notes to Statement of Financial Condition
September 30, 2024

1. **Nature of operations**

    Snowbridge Securities LLC (the "Company") is a limited liability company registered under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The primary business of the Company is to act as a broker-dealer providing financial and strategic advice on mergers and acquisitions, divestitures, restructurings, financings, capital raising and other similar transactions.

2. **Summary of significant accounting policies**

    Basis of presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue recognition
    The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

    Significant judgments:
    Revenues are recognized when transactions are completed, and revenues are earned and collectible. Revenue from contracts with customers include private placement fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Snowbridge Securities LLC

Notes to Statement of Financial Condition
September 30, 2024

2.   **Summary of Significant Accounting Policies (continued)**

      Revenue recognition (continued)

      Private placement fees:
      The Company earns revenue by way of private placement fees that are recognized on the date of each closing, which is point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for private placement fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the investors' capital commitments. Payment for revenue is generally due over one to two years.

      Commissions:
      The Company earns commissions on a successor transactions to previously consummated private placement transactions. These fees are recognized on the date each successor fund commitment closes. The Company has determined that this date is the appropriate point in time to recognize revenue for commissions as there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the investors' capital commitments. Payment for revenue is generally due over one to two years.

      Advisory fees:
      The Company provides advisory services on mergers and acquisitions, restructurings, capital raising and other strategic transactions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for such services is generally due upon invoicing.

      Fees receivable and allowance for credit losses:
      The Company's fees receivable, if any, would primarily consist of balances due from customers for private placement fees, advisory fees and commissions, are carried at amortized cost less the allowance for credit losses. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customer with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables in accordance with GAAP guidance. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. As of October 1, 2023 and September 30, 2024, the fees receivable are $533,532 and $42,500, respectively.

      The Company has no contract assets but has contract liabilities of $5,000 as of October 1, 2023. The Company did not have any contract assets or liabilities at September 30, 2024.

Snowbridge Securities LLC

Notes to Statement of Financial Condition
September 30, 2024

2. **Summary of significant accounting policies (continued)**

Cash

All cash deposits are held by three financial institutions and therefore are subject to the credit risk of those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal income tax purposes. Accordingly, the Company has not provided for federal income taxes.

At September 30, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Recent Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023. The adoption of this guidance will not affect the Company's result of operations, financial condition or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

3. **Transactions with related parties**

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with its majority owner and an affiliate under common ownership of the majority owner (the "Affiliates") whereby the Affiliates provide administrative and other services. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliates for any or all costs that the Affiliates have paid on behalf of the Company.

3.   **Transactions with related parties (continued)**

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Concentration**

One customer comprised 71% of the fees receivable balance as of September 30, 2024 and two customers accounted for 94% of total revenue for the year ended September 30, 2024.

5.   **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2024, the Company had net capital of $142,372 which exceeded the required net capital by $137,372. The ratio of aggregate indebtedness to net capital, at September 30, 2024 was .046 to 1.

The Company does not hold customers' cash or securities and has no requirements under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k).

6.   **Subsequent events**

Management of the Company has evaluated events and transactions that may have occurred since September 30, 2024 through the date when the financial statements were issued, and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.